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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings

                                                                                              Twelve Months Ended
                                                                                              May 31, 1996
                                                                                              (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

         Fixed charges, as defined:
                  Interest on long-term debt .......................................................   $ 43,911
                  Amortization of debt premium, discount and expense ...............................        561
                  Other interest ...................................................................      5,572
                  Estimated interest factor of rental charges ......................................      1,292
                                    Total fixed charges ............................................   $ 51,336

         Earnings as defined:
                  Net earnings per statement of earnings ...........................................   $114,329
                  Fixed charges as shown ...........................................................     51,336
                  Income taxes:
                           Federal-current .........................................................     53,542
                           Federal-deferred ........................................................     13,987
                           State ...................................................................      2,436
                  Investment tax credits ...........................................................       (250)
                  Earnings available for fixed charges .............................................   $235,380
         Ratio of earnings to fixed charges ........................................................       4.59

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

         Total fixed charges, as shown above .......................................................   $ 51,336
         Preferred dividend requirements* ..........................................................      5,949
                                    Total fixed charges and preferred dividend requirements combined   $ 57,285

         Earnings available for fixed charges and preferred dividend
                  requirements combined ............................................................   $235,380

         Ratio of earnings to fixed charges and preferred dividend
                  requirements combined ............................................................       4.11

                           *Preferred dividend requirements:
                                    Annual preferred dividend requirement ..........................   $  3,713
                                    Less amount deductible for income tax purposes .................         48
                                            Net requirement [A] ....................................   $  3,665
                                    1 / (100% - effective tax rate) [B] ............................      1.610
                                    Effective tax rate .............................................       37.9%
                                    [A] x [B] ......................................................   $  5,901
                                    Add amount deductible for income tax purposes ..................         48
                                    Preferred dividend requirements ................................   $  5,949
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